Filed by China Networks International Holdings Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under the
Securities Act of 1934

Subject Company: Alyst Acquisition Corp.
SEC File No. 001-33563

China Networks Media Signs Letter of Intent With Zhuhai Broadcasting and Television Station

NEW YORK, March 18 /PRNewswire-FirstCall/ -- Alyst Acquisition Corp. (NYSE Amex: AYA), a special purpose acquisition company (“Alyst”), announced today that its merger target, China Networks Media Limited (“China Networks”) entered into a letter of intent (“LOI”), dated February 27, 2009, with Zhuhai Broadcasting and Television Station (“Zhuhai TV”), containing the principal terms for the formation of a 50:50 joint venture (the “Joint Venture”) between China Networks and Zhuhai TV.  If the transactions contemplated by the LOI are consummated, Zhuhai TV will join the China Networks’ television joint ventures in Kunming and Yellow River as the newest member of its advertising network, expanding the population reach of China Networks to a total of approximately 38 million viewers.

Under terms of the LOI, Zhuhai TV will enter into contracts under which China Networks will, through the Joint Venture, act as the exclusive advertising arm for all Zhuhai TV’s television channels for 20 years.  Zhuhai TV will also contribute its library of media content to the Joint Venture.  China Networks will pay approximately $11 million to Zhuhai TV to obtain a 50% ownership stake in the Joint Venture.  China Networks will manage and control the Joint Venture and will consolidate the financial results thereof.  Zhuhai TV will retain control over broadcasting operations and content decisions.

Zhuhai TV was established in 1985.  Unaudited 2008 advertising sales for the station were approximately $12.6 million.  Zhuhai TV broadcasts on two self-owned TV channels and four channels under an arrangement with Hong Kong TV stations.  The station offers news, general, movie, drama series, English news, children shows, entertainment and government affairs programming to the approximate 1.5 million viewers in Zhuhai and surrounding areas.

Li Shuangqing, Chairman and Chief Executive Officer of China Networks stated, “The addition of Zhuhai to our fast growing network of advertising joint ventures is the continuation of our plan to build a robust network of TV stations in secondary and tertiary markets in China.  Major advertisers who previously had limited access to the viewers in these markets will now be afforded efficient access through our Beijing sales office.”

The transactions described by the LOI are contingent on, among other things, finalizing definitive documentation and completion of an audit of Zhuhai TV’s advertising functions in accordance with US GAAP and PCAOB standards.  China Networks management expects to execute definitive documentation covering the terms of the LOI before the end of June 2009 and for the contemplated transactions to be consummated prior to December 31, 2009.  There can be no assurance, however, that a definitive agreement will be executed, the requisite audit completed or the contemplated transactions consummated within the expected timeframe or ever.

Alyst issued a press release on August 18, 2008, announcing it had entered into an agreement and plan of merger to acquire all of the issued and outstanding shares of China Networks, which owns and is acquiring broadcast television advertising rights in the People's Republic of China. As part of the transaction, Alyst proposes to redomesticate to the British Virgin Islands by means of merging with its wholly-owned subsidiary, China Networks International Holding Ltd. (“CNIH”), immediately prior to consummating its transaction with China Networks.  On January 30, 2009 Alyst filed with the SEC a preliminary proxy statement and registration statement on Form S-4 in connection with the proposed merger.

About China Networks

China Networks is a television advertising company formed in 2007 for the purpose of investing in, consolidating, expanding and streamlining PRC television advertising assets in partnership with municipal and provincial level TV stations.  In June 2008, China Networks raised $28 million in a private placement for the consolidation and operation of the advertising operations of two television stations: Kunming and Yellow River.

About Alyst

Alyst is a special purpose acquisition company formed in August 2006 for the purpose of acquiring, through a merger, asset acquisition or other similar business combination, an operating business.  In July 2007, Alyst raised approximately $63.2 million from the issuance of its common stock and warrants.  Alyst has until June 29, 2009 to complete a business combination. Alyst’s principal offices are in New York City.

Safe Harbor Statement

Stockholders of Alyst are advised to read Alyst’s preliminary proxy statement and, when available, Alyst’s definitive proxy statement in connection with Alyst’s solicitation of proxies for the special meeting because these statements will contain important information. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the proposed transaction. Once filed, stockholders will be able to obtain a copy of the definitive proxy statement and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents will also be available for free, once filed, from Alyst by directing a request to 233 East 69th Street, # 6J, New York, New York 10021.

In connection with the transaction, CNIH has filed with the SEC a registration statement on Form S-4. The stockholders of Alyst are also urged to read the registration statement, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about Alyst, CNIH, China Networks and the proposed transaction.

Alyst, CNIH, China Networks and their respective directors and executive officers, and Chardan Capital Markets and its partners and directors, may be deemed to be participants in the solicitation of proxies for the special meeting of Alyst stockholders to be held to approve, among other things, the acquisition of all of the issued and outstanding shares of China Networks. Information regarding Alyst’s directors and executive officers is available in its filings with the SEC and such information is available in the proxy statement and registration statement on file with the SEC in connection with the proposed acquisition. No person other than Alyst has been authorized to give any information or to make any representations on behalf of Alyst in connection with the acquisition, and if given or made, such other information or representations must not be relied upon as having been made or authorized by Alyst.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about Alyst and China Networks and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words “believes,” “expects,” “intends,” “may,” “will,” “should” or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of Alyst’s and China Networks’ management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this press release. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements in this press release speak only as of the date of this press release and might not occur in light of these risks, uncertainties, and assumptions. Alyst undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For further information, please contact:

Alyst Acquisition Corp.
Michael E. Weksel
Tel: 212-650-0232
Email: mweksel@alyst.net

Company Advisor:
Chardan Capital Markets, LLC
George Kaufman
Tel: 646-465-9015
Email: gkaufman@chardancapitalmarkets.com

SOURCE Alyst Acquisition Corp.